                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Quest Medical, Inc.
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                                (Name of Issuer)

                     Common Stock, $.05 Par Value Per Share
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                         (Title of Class of Securities)

                                  748346 10 3
                  ----------------------------------------
                                 (CUSIP Number)

                               Thomas C. Thompson
                     President and Chief Executive Officer
                              Quest Medical, Inc.
                             One Allentown Parkway
                              Allen, Texas  75002
                                 (972) 390-9800
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 21, 1997
     --------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  748346 10 3               13D                      PAGE 2 OF 21 PAGES


1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

             Robert L. Swisher, Jr.
             S.S. No.  ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS

             OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                   7    SOLE VOTING POWER

                               500,000(1)

                   8    SHARED VOTING POWER


                   9    SOLE DISPOSITIVE POWER

                               500,000(1)
                  10    SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             500,000(1)
12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.9%(2)
14    TYPE OF REPORTING PERSON

             IN


(1) Mr. Swisher holds a warrant to purchase 100,000 shares of Quest Medical, Inc. Common Stock, par value $.05 per share, which became exercisable as of February 21, 1997. Mr. Swisher owns directly 400,000 shares of such Common Stock.

(2) The total number of outstanding shares of Quest Medical, Inc. Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include the 100,000 shares subject to a warrant held by Mr. Swisher, which became exercisable on February 21, 1997.

ITEM 1.       SECURITY AND ISSUER

              The class of securities to which this statement relates is the Common Stock, par value $.05 per share (the "Common Stock"), of Quest Medical, Inc., a Texas corporation (the "Issuer"). The Issuer's principal executive offices are located at One Allentown Parkway, Allen, Texas 75002.

ITEM 2.       IDENTITY AND BACKGROUND

              This statement is being filed on behalf of Robert L. Swisher, Jr., a resident of the State of Texas. Mr. Swisher's business address is 5005 LBJ Freeway, Suite 1130, Dallas, Texas 75244. Mr. Swisher is a private investor engaged in a variety of business endeavors. Mr. Swisher is a United States citizen.

              Mr. Swisher has not, during the last five years, been convicted in a criminal proceeding. Mr. Swisher has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              In consideration for a loan in the amount of $2,000,000 made by Mr. Swisher to the Issuer, on February 21, 1997 the Issuer issued to Mr. Swisher a warrant to purchase a total of 100,000 shares of Common Stock at an exercise price of $6.50 per share (the "Warrant"). The Warrant became exercisable in full on the date of issue and is exercisable for a five year period thereafter.

              Mr. Swisher owns directly 400,000 shares of Common Stock, which were acquired on January 17, 1997.

ITEM 4.       PURPOSE OF TRANSACTION

              Mr. Swisher acquired the Warrant in connection with his $2,000,000 loan to the Issuer described in Item 3 above as additional consideration for such loan. Mr. Swisher may attempt to dispose of shares of Common Stock (subject to transfer restrictions imposed by the Warrant and federal and state securities laws) in the open market, in privately negotiated transactions, by gift, or otherwise.

              Mr. Swisher does not have any present plans or proposals that would result in or relate to the occurrence of the events described in Items 4(a) - (j).

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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) As of the close of business on February 21, 1997, Mr. Swisher owns directly 400,000 shares of Common Stock and owns the right to acquire 100,000 shares of Common Stock pursuant to the Warrant. Therefore, Mr. Swisher beneficially owns (within the meaning of Rule 13d-3(d)(1)) 500,000 shares of Common Stock, which represents approximately 5.9% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 8,315,080 shares of Common Stock issued and outstanding (as represented in the Issuer's Form 10-QSB for the quarter ended September 30, 1996).

              (b) Mr. Swisher has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 400,000 shares of Common Stock he owns directly. Mr. Swisher does not have the power to vote or direct the vote of, or the power to dispose or direct the disposition of, the 100,000 shares of Common Stock underlying the Warrant unless and until the Warrant is exercised to acquire such shares. The responses to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

              (c) Mr. Swisher purchased the 400,000 shares of Common Stock he owns directly on January 17, 1997. Mr. Swisher has not sold any shares of Common Stock during the past 60 days.

              (d)    Not applicable.

              (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Mr. Swisher may not sell, transfer or assign the Warrant or shares of Common Stock issued upon exercise of the Warrant in the absence of (a) an effective registration statement under the Securities Act of 1933, as amended, or the securities act of any state, or (b) an opinion of counsel satisfactory to the Issuer to the effect that such registration is not required. Pursuant to the terms of the Warrant, Mr. Swisher is entitled to demand and incidental registration rights for the shares of Common Stock issued upon exercise of the Warrant.

              The foregoing is only a summary of certain provisions of the Warrant and is qualified in its entirety by reference to the Warrant, a copy of which is filed as Exhibit A hereto and incorporated herein by reference.

              To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the

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       undersigned and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than those contained in the Warrant.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

       Exhibit A   - Quest Medical, Inc. Common Stock Purchase Warrant, dated
                     February 21, 1997, by Quest Medical, Inc. for the benefit of Robert L. Swisher, Jr..


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of February 21, 1997.



                                                    /s/ ROBERT L. SWISHER, JR.
                                                  ------------------------------
                                                  Robert L. Swisher, Jr.

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                              INDEX TO EXHIBITS

EXHIBIT
  NO.                                 ITEM
-------                               ----

 99.A Quest Medical, Inc. Common Stock Purchase Warrant, dated February 21, 1997, by Quest Medical, Inc. for the benefit of Robert L. Swisher, Jr..





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